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                              July 31, 2023

       James Bedore
       Executive Vice President
       NCR ATMCo, LLC
       864 Spring Street NW
       Atlanta, GA 30308

                                                        Re: NCR ATMCo, LLC
                                                            Amendment No. 1 to
Registration Statement on Form 10-12B
                                                            Filed July 21, 2023
                                                            File No. 001-41728

       Dear James Bedore:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 11, 2023 letter.

       Amendment No. 1 to Registration Statement on Form 10-12B

       Unaudited Pro Forma Combined Financial Statements
       Notes to Unaudited Pro Forma Combined Financial Statements, page 87

   1. We note your revised disclosures to pro forma adjustment (n) in response to prior comment 1 where you
state that the spin-off does not result in any of the awards becoming vested nor does it
result in a cumulative catch-up adjustment. Please explain further to us the vesting terms of
these awards. In this regard, disclosure on page F-64 seems to indicate that the
spin-off will result in accelerated vesting for certain of the market-based restricted stock units
with a minimum vesting period of one year from the grant date. As it appears the
historical compensation expense assumes vesting over a 36-month period, tell us how the
remaining unrecognized compensation expense will be recognized upon
 James Bedore
NCR ATMCo, LLC
July 31, 2023
Page 2
      consummation of the spin-off. For example, as the vesting for the December 2022 grant will now end in December 2023 (rather than December 2025), explain why there is no cumulative catch-up adjustment upon completion of the spin-off. Revise your disclosures as necessary.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Other performance metrics, page 119

2. We note your revised disclosures in response to prior comment 6. In an effort to add further context to the trend in Total Units Owned/Managed/Serviced, please revise to quantify the impact of the Cardtronics acquisition on this metric. Notes to Consolidated Financial Statements
Note 1. Basis of Presentation and Significant Accounting Policies
Revenue Recognition, page F-11

3. You state in your response to prior comment 10 that you use Bitcoin as an internal cash management tool to convert funds from U.S. dollars into Brazilian reals. Please tell us, and revise to clarify, how you account for the Bitcoin used for internal cash management purposes.
       You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray,
Staff Attorney, at (202) 551-6356 or Matthew Derby, Legal Branch Chief, at
(202) 551-3334
with any other questions.



                                                           Sincerely,
FirstName LastNameJames Bedore
                                                           Division of
Corporation Finance
Comapany NameNCR ATMCo, LLC
                                                           Office of Technology
July 31, 2023 Page 2
cc:       Neil P. Stronski
FirstName LastName